EXHIBIT 8.1
List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership Interest
Biomica Ltd.	Israel	100% (1)
Evofuel Ltd.	Israel	100%
Evogene Inc.	Delaware	100%
Leviev-Evogene Namibia (PTY) Ltd.	Namibia	100%
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(1) The Company has undertaken to grant Biomica's CTO shares and options constituting up to 9.90% of Biomica's share capital.